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[LOGO OF METROMAIL]


                                                                    NEWS RELEASE

METROMAIL ANNOUNCES POSTPONEMENT OF ANNUAL MEETING DATE

Lombard, IL. /March 23, 1998/ -- Metromail Corporation <NYSE:ML> announced that its Board of Directors has postponed the date of Metromail's 1998 Annual
Meeting of Stockholders until May 21, 1998. The meeting was originally scheduled to take place on April 23, 1998. The Board reached its decision because an Annual Meeting may not be necessary in light of the current process in which Metromail is engaged. The record date for the Annual Meeting has also been changed to April 20, 1998.

Metromail Corporation (www.metromail.com) is a leading provider of direct marketing, database marketing and reference products and services in the United States and United Kingdom. Metromail helps its customers identify and reach targeted audiences, utilizing its comprehensive, proprietary consumer database encompassing 95 percent of U.S. households, as well as providing database marketing software and related services. Sales for the year ended December 31, 1997 increased almost 17 percent over the prior year to approximately $328 million. The company has 3,200 employees and is headquartered in Lombard, Illinois.

For more information, contact:

Julie Springer (Media Relations)
Director, Corporate Communications
Metromail Corporation
(630) 932-2627